August 15, 2022

Gary Guttenberg, Esq.

Celeste Murphy, Esq.

Vanessa Robertson. CPA

Brian Cascio, CPA

Securities Exchange Commission

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

Washington, D. C. 20549

Re: Halberd Corp

Registration Statement on Form 10

Filed May 11, 2022

File No. 000-56440

Dear Ladies and Gentlemen:

Thank you for your comments forwarded to us on June 7, 2022. Once again we apologize for the unavoidable delays in responding. We respond as follows:

Registration Statement on Form 10 filed May 11, 2022

Item 1- Business, page 3

1. You state: “Halberd faces numerous challenges going forward, including proof of safety and efficacy to FDA standards. To that end, Halberd has been approved as a government contractor and has applied for a $75,000,000 development contract in the area of PTSD and traumatic brain injury for the Department of Defense. Department of Defense officials have advised Halberd it is a leading candidate to receive funding for this contract.” Please remove the reference here to your approval as a government contractor as it implies that will help or sway the FDA in determining whether your products and treatment are safe and effective. Furthermore, please clarify and further explain the circumstances behind the Department of Defense advising you that you are a “leading candidate to receive funding for this contract.”

Response:

Preliminarily, upon reflection, we are deleting the gratuitous reference to “leading candidate. Halberd has in fact engaged the services of the Phoenix Group (“Phoenix”), an experienced government contract organization skilled in securing contracts for deserving companies seeking contracts with the Department of Defense (“DoD”). A $20,000 retainer has been paid and the associated engagement agreement is now an exhibit to the Form 10 filing. The Phoenix representative has met with DoD and various agencies within the DoD. Phoenix has advised us we were determined by the Department of Defense to be compliant with the requirements of The National Defense Authorization Act – 116 Congress; 10 U.S.C. 2371b Prototype to carry out “Non-Traditional Defense Contractors” Non-Consortium Participants.

Halberd, through Phoenix, as its representative, has also taken preliminary actions in that shepherding process, including the issuance of a DUNS number (117910200) and COMMERCIAL AND GOVERNMENT ENTITY (CAGE) CODE (97PF7), the first step in seeking approval of its formal whitepaper submission for a $75,000,000 contract under the OT process, National Defense Authorization Act, made permanent and codified by 10 U.S.C 2371b. In management’s opinion, Halberd continues to actively pursue funding through Phoenix and DoD.

2. You state: “Except for select trade secrets, Halberd’s technology is incorporated into threeissued U.S. Patents covering extracorporeal treatment of disease, and 20 related provisional patent applications.” Please describe further your patent protection including, but not limited to, a description of each patent, the country in which the patent is held, the expiration of each patent, if Halberd holds the patent and is responsible for its protection, and if not who is responsible.”

Response:

See Exhibit 10.4 for our list of patents, previously filed in the original May 11 Form 10. The first patent was issued in 2014 and the most recent patent was issued in 2021. All patents expire by their terms 20 years from the date of issuance, meaning the HALB protections will expire between 2034 and 2041. While the patents are owned by MARV Enterprises, they are subject to an exclusive license agreement to Halberd and Halberd is responsible for the protection of these patents

3. You state: “Halberd’s broad technical capabilities are embodied in its key personnel listed below Please specify what roles and/or titles the following people play in your company.”

Response:

•

Abdon Luiz Goncalves Nanhay, MD: Dr. Nanhay is a technical consultant in South and Central American medicine (including the Amazon rain forest) as well as regulatory requirements. Dr. Nanhay is a Brazilian physician with over 25 years of experience in general health care and biological sciences. Dr. Nanhay’s experiences include emergency medicine, pediatrics, primary care and mental epidemiology, health management, and coordination of clinical research. Dr. Nanhay also worked for medical and educational institutions including the World Health Organization (“WHO”), UERJ – State University of Rio de Janeiro, State Secretary of Education and Health Secretariat of São João de Meriti City and in the Brazilian Navy. Currently, Dr. Nanhay is a Senior Fellow at the New Westminster College of the Caucasus University in Tbilisi, Georgia, and elected Member of the British Royal Society of Biology, London, UK, in 2020. He is also an International Volunteer of the Royal College of General Practitioners of Canada.

Registration Statement on Form 10, File No. 000-56440
Page 2 of 14

•

Edson Luís de Brito: Mr. Brito is a technical consultant skilled in international pharmacology business, CEO and owner of a pharmaceutical distribution company and is familiar with the international pharmaceutical industry (Central America as well as Korea). Mr. Brito graduated with a Chemistry degree from Faculdade São Bernardo and went on to study Pharmacology and Biochemistry at the Universidade Bandeirante de São Paulo, Brazil. He is a registered member of the Conselho Regional de Farmacia de São Paulo. Mr. Brito obtained a Master’s degree in International Business Management and Marketing from the Instituto Paulista de Ensino e Pesquisa (IPEP) in São Paulo.

Mr. Brito has held various positions in sales and business development for a number of prominent pharma and biochemical companies in Brazil, and currently holds the position of Chief Business Development Officer and CEO of Cellybri Advanced Therapies in Brazil. Prior to his current position, Mr. Brito was Executive Consultant for Central and South America for the Korea Health Industry Development Institute – KHIDI of Seoul, South Korea. Prior to that, he held the position of Director of Business Development for Auramedi Farmaceutica, in Brazil.

•

David Wilson, PhD: Dr. Wilson is a Clinically Certified Forensics Counselor. He is a business and technical consultant to the Company and is a member of Halberd’s Advisory Board. His extensive network of professional contacts contribute to his value to the Company. Mr. Wilson was Chief Administrative Officer and an instructor in the Department of Psychiatry at the University of Mississippi Medical Center. He has been responsible for the coordination of research and research grants, securing funding for research in school violence, addiction behavior and special projects. Mr. Wilson has served as Director of three Mental Health Centers in Arkansas, and assisted The Southern Research Group in Jackson on assigned projects. He maintains a private practice mainly in the area of forensics while still engaging in patient treatment.

•

Ned (Nouhad) Kronful, MD: Dr. Kronful is a noted nephrologist and a member of the Company’s Scientific Advisory Board. He is certified by the American Board of Internal Medicine and retired in 2019 as Adjunct Clinical Professor from the William Carey University College of Osteopathic Medicine. Among many other notable accomplishments, Dr. Kronful served as Medical Director-Renal Care Group/Fresenius Kidney Cat Lake Village, Arkansas from 1987-2017.

•

Carl Eller: Mr. Eller is the President of the National Football League Retired Players Association (“NFLRPA”)”and is a consultant to the Company in the area of Chronic Traumatic Encephalopathy (“CTE”) and traumatic brain injuries associated with football and other contact sports. He is also a champion for raising awareness of CTE and PTSD, both of which are recognized as a growing problem in many professional, college and even high school sports programs along with U.S. armed forces. Mr. Eller is a licensed drug and alcohol counselor and founded a group of substance-abuse clinics in Minneapolis-St. Paul called Triumph Life Centers.

Registration Statement on Form 10, File No. 000-56440
Page 3 of 14

4. You state: “Through Halberd’s extracorporeal treatment, no disease can escape elimination, including diseases previously considered “incurable.” Please state a basis for this statement.”

Response:

Previous diseases classified as “incurable” are labeled such due to the fact that no drug or treatment exists to alleviate the symptoms or root cause of the disease. Halberd’s patented extracorporeal treatment is designed. In our opinion, to eliminate the root cause of the disease. By creating “designer antibodies” with a strong affinity to the targeted disease antigen (and, in turn, conjugate them to metallic nanoparticles), these conjugates (to date) have acted like a magnet to the target disease antigen. This combination of antibody-metallic nanoparticle-antigen can then be irradiated with laser emissive energy, causing the metallic nanoparticles to generate localized heating—which kills the target antigen. It has been well known for over a century that elevated temperatures kill germs (viral, bacterial and disease antigens).

Halberd’s methodology is highly selective and only targets the desired elements for elimination and subsequent removal from blood or cerebral spinal fluid. Our experience suggests that no disease can develop a resistance to this treatment since the elimination method is flash sterilization via elevated temperature of the disease antigen molecule.

This methodology can also be applied through bonding of the “designer antibody” to a surface over which the select bodily fluid is flowed. The antibody again acts like a magnet attracting and retaining the target antigens, and only the target antigens, to the bonding surface. This can be accomplished through a process similar to dialysis, but with different filter cartridges for different diseases. After treatment the cartridges are disposed of through normal biohazard waste disposal means. As with the laser eradication described above, no disease can develop a resistance to this elimination method since it a removal process, without the use of drugs.

Registration Statement on Form 10, File No. 000-56440
Page 4 of 14

5. You state: “Please balance your Business section with general risks you face, including competition which you discuss later on page 29…”

Response:

As requested, we have expanded the Business description to reflect the risks inherent to our business model.  Those include funding constraints for the foreseeable future. Because our technology is new, we are fighting an uphill battle to get acceptance of technology that we consider innovative. Our success is largely dependent on ambitious growth and networking relatively near term. Because we have to be considered a small fish in a big pond, healthcare reform can be destableizing. Both acquisition and retention of IP is essential to our success. So is commercialization of products and services we contemplate developing. We have no prior substantive experience in these disciplines but expect to engage personnel as we raise needed funding to support.

The competitive environment is a challenge, perhaps in an unexpected way: Namely, we have to educate and train our prospective users. That is because we expect to encounter considerable resistance to treatments out of the box, in the name of “standard care,” that is ingrained treatment modalities. For example, as to bacterial meningitis: the normal protocol is antibiotics (7 days) vs. 20 minutes using extracorporeal treatment Halberd has already developed.

By way of background, other than via dialysis and injections, treatment of bodily fluids outside the body is not common. We are convinced that our extracorporeal treatment is effective AND has no side effects. Traditional medicine typically relies on drugs and/or injections/shots to remove/eliminate the disease at issue. Rather than “adding” to the mix of modalities, extracorporeal treatments seek to remove the disease/subtract/eliminate, a protocol very different than using drugs or injections.

6.            You state: “Our next phase of development will be to eliminate a subset of the target neuro-degenerative disease antigens from blood serum, followed immediately by animal testing in conjunction with a major university.” Please clarify whether or not you already have an agreement in place with a major university or that is your optimal strategy.”

Response:

Since our initial Form 10 filing with the SEC, HALB has continued negotiations (but has not executed) a Sponsored Research Agreement with Mississippi State University (“Mississippi”) to guide and potentially conduct animal testing. This is in addition to the research work well underway with both Arizona State University and Youngstown State University.

Registration Statement on Form 10, File No. 000-56440
Page 5 of 14

Halberd, relative to its competitors in this space, has limited funds, whether for research, animal testing or clinical trials.  As a result, animal testing at a reasonable price and special efficiency is essential. Mississippi State has recognized animal expertise so the Company’s “optimal strategy” requires judicious use of animal tests (thereby saving cost) and working as diligently as possible.

7. You state: “Halberd is seeking an experienced partner in the development, FDA approval and commercialization of biomedical products.” Please clarify what steps, if any, you have taken to find an experienced partner for your products.

Response;

Halberd is working hard to find potential partners in the pharmaceutical industry, whether individuals or organizations. In that context, since our initial filing with the SEC in May, the Company has engaged the services of mdi Consultants, Inc. (“mdi”), an FDA process consulting firm. See Exhibit 10.6. mdi has represented companies with over 4,000 products that have gone through the FDA protocols. Such Consulting Research Agreement is attached. mdi specializes in assisting companies who need to navigate the FDA’s demanding, complex requirements and protocols to obtain authorization to market medical devices and services. As part of its outreach to the industry, Halberd issues press releases frequently to keep pharmaceutical companies aware of our research efforts. As a further example, we know that the HALB extracorporeal treatments would increase the efficacy of recently developed “monoclonal anti-bodies” cocktails. Such outreach resulted in Halberd getting an endorsement from the NFL Retired Players Association regarding the use of Halberd’s extracorporeal treatments relating to CTE and traumatic brain injuries.  Halberd expects to work with mdi to obtain FDA Emergency Use Authorization of Halberd’s technology for select conditions and afflictions.

Item 1A Risk Factor

We are substantially dependent on revenue from our products and services, grants/contract awards, page 7.

8. You state that you are dependent on grants/contract awards from the government or philanthropic organizations for revenue. In the Business section, please list and describe any grants, stating dollar amounts, from philanthropic organizations you have received.”

Response:

The grants and contracts support we have received to date has only come from Epidemiologic Solutions Corporation, approximately $1,200,000 in total, and a $150,000 SBA loan. That disclosure has been added to the Business discussion.

Registration Statement on Form 10, File No. 000-56440
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Item 2. Financial Information, page 27

9. Revise your disclosure to provide Management’s Discussion and Analysis of Financial Condition and Results of Operations. Refer to Rule 303 of Regulation S-K.

Response:

See the attached multiple MD&A’s and associated data. under Financial Information/Item 2.

10.                Please revise to provide quantitative or qualitative disclosure that provides more transparency as to the type of research and development expenses incurred during each period presented (i.e., by nature or type of expense) which should reconcile to total research and development expense on the Statements of Operations.

Response:

We acknowledge the merits ofyour comment and have amended the Financial Information as follows:

Research and Development

The Company performs research and development on its extracorporeal technological method of treating many disease states, including Alzheimer’s Disease, PTSD, Parkinson’s Disease, epilepsy and other neurodegenerative diseases, sepsis, meningitis and pandemics. The Company currently does not have any employees dedicated to research and development but outsources these activities to Arizona State University (“ASU”) pursuant to an Industry Sponsored Research Agreement, which the Company and ASU entered into on September 1, 2020. The Research Agreement, which terminates on November 30, 2022, calls for monthly payments of $50,000, not to exceed $1,371,782, The Company’s research and development activities have primarily been funded by Epidemiologic Solutions Corporation.

11. Please disclose the amount of contributed capital you have received to pay expenses for operations and if these amounts were from related parties.

Response:

                We acknowledge your comment and have amended the Financial Information as follows:

Registration Statement on Form 10, File No. 000-56440
Page 7 of 14

Capital Contributions

Epidemiologic Solutions Corporation, a non-affiliated Internal Revenue Code Section 501(c)(3) organization, has made capital contributions to Halberd (including some of which was advanced by Ronnie Godeaux, its CEO, in advance of its official qualification by the Internal Revenue Service, on behalf of, and for the benefit of, Epidemiologic Solutions Corporation. Those aggregate contributions were $664,815 during the fiscal year ended July 31, 2021 and $44,650 during fiscal year July 31, 2020.

ITEM 15: EXHBITS; FINANCIAL STATEMENT SCHEDULES, page 39.

12. We note your exhibit of your contract with Arizona State University. Please discuss this sponsorship more fully in the Business section and each party’s responsibilities under the agreement.

Response:

Arizona State University (“ASU”) is a leader in molecular sciences, the discipline underlying our extracorporeal treatment. After doing a thorough review of  what was most needed in the way of educational and pharmaceutical connections, ASU became highly recommended over and above their leadership in molecular science. We also believe ASU complements the expertise offered by Youngstown State University and Mississippi State. University.  Upon engagement in August 2020, patent counsel was engaged, and ASU made a selection to commence work from among multiple research projects, specifically targeting Covid-19 antigens. See “Business” for an expanded fuller discussion of this relationship. The associated contract is attached as Exhibit.10.1 as originally filed on May 7..

Consolidated Balance Sheets, page F-3

13. As it appears that your Judgments Payable are convertible into shares of your common stock, please revise to label these payables as convertible on the face of your Balance Sheet.

Response:

We acknowledge your comment and have amended the Financial Statements to change the account titles, accordingly.

However, please be advised that the Judgments Payable alluded to are not convertible. The judgments are not monetary in nature, requiring that Halberd cannot repay it in cash. Instead, it has an obligation to issue shares of the Company. The liability, post-Judgment, is a contractual liability payable in the form of a fixed number of shares of Company common stock.

Registration Statement on Form 10, File No. 000-56440
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Consolidated Statements of Operations, page F-3

14. Please revise the name of the line item ‘mark-to-market fair value adjustment of settlement payable’ to ‘mark-to-market fair value of adjustment of judgment payable’ to be consistent with the name of the related line item on the Balance Sheet and Statement of Cash Flows.

Response:

We acknowledge your comment and have amended the Financial Statements to change the account titles, accordingly.

Note 1 - Basis of Presentation and Significant Accounting Policies, page F-7

15. Please revise your disclosure to describe how the reorganization on March 22, 2020 was accounted for and what accounting guidance was used and how this impacted your financial statements at that time.

Response:

We acknowledge your comment and have amended Note 1 of the Footnotes to the Financial Statements as follows:

The merger was accounted for as a reverse purchase acquisition in accordance with the Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) 805-50, whereby the financial statements of the Target company (Halberd Corporation) were treated as the acquiring company, and the equity section of the balance sheet and earnings per share of Halberd Corporation were retroactively restated to reflect the effect of the 1:1 exchange ratio of the equity of Alaric Corporation exchanged for the equity of Halberd Corporation. There were no assets or liabilities of either entity prior to the business combination, therefore there was no Goodwill or gain or loss on the business combination.

Registration Statement on Form 10, File No. 000-56440
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16. Please expand your revenue recognition policy to address with more specificity how you recognize revenue for your products and services. That is, revise to address with detail the application of ASC 606 to the specific facts and circumstances for each of your revenue streams. Clarify the nature of the revenue recognized each period.

Response:

We acknowledge your comment and have amended Note 1 of the Footnotes to the Financial Statements as follows:

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 — Revenue from Contracts with Customers. Under Topic 606, revenue is recognized when control of the promised goods or services is transferred to our customers, in an amount that reflects the consideration we expect to be entitled to in exchange for those goods or services.

We determine revenue recognition through the following steps:

●	identification of the contract, or contracts, with a customer;
●	identification of the performance obligations in the contract;
●	determination of the transaction price;
●	allocation of the transaction price to the performance obligations in the contract; and
●	recognition of revenue when, or as, we satisfy a performance obligation.

The Company’s revenues currently consist of the sale of CBD products, including patches, roll-on applications, sprays and ointments and a nutraceutical dietary supplement. These products are primarily sold direct-to-consumers online, and occasionally directly to local pharmacies.

Sales are recorded when the earnings process is complete or substantially complete, and the revenue is measurable and collectability is reasonably assured, which is typically when products are shipped. Provisions for discounts and rebates to customers, estimated returns and allowances, and other adjustments are provided for in the same period the related sales are recorded. The Company defers any revenue from sales in which payment has been received, but the earnings process has not been completed.

17. Please confirm if you incurred Cost of Merchandise Sales and Occupancy Costs” in the periods presented and clarify your disclosure. Please clarify in your disclosures where the Advertising and Promotion costs are recorded in the Statements of Operations.

Response:

Our Cost of Merchandise Sold consists of the product costs related to the sale of our CBD and nutraceutical products. The product costs associated with the sales in the comparative three and six month periods ending January 31, 2021 had been written off as impaired in previous periods, therefore there were no cost of sales in those periods. We do not rent any facilities, therefore there are no occupancy costs. In addition, we have added disclosure to the Advertising and Promotion expenses to explain that advertising and promotion costs are presented within the general and administrative expenses.

Registration Statement on Form 10, File No. 000-56440
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18. Please disclose your accounting policy for research and development costs.

Response

Our Cost of Merchandise Sold consists of the product costs related to the sale of our CBD products. The product costs associated with the sales in the comparative three and six month periods ending January 31, 2021 had been written off as impaired in previous periods, therefore there were no cost of sales in those periods. We do not rent any facilities, therefore there are no occupancy costs. In addition, we have added disclosure to the Advertising and Promotion expenses to explain that advertising and promotion costs are presented within the general and administrative expenses.

Note 3 - Judgments Payable and Contingent Liabilities, page F-9.

19. Please revise to clearly disclose your accounting treatment for the judgments payable and the accounting literature you relied upon for this treatment. We note your disclosure that the balance of the first judgment at July 31, 2021 of $39,915 could be converted into 114,042,714 shares at $0.00035 and that a total of 207,900,429 shares were issued in satisfaction of approximately $72,765 of this obligation over various dates from August 5, 2020 through July 29, 2021 at a conversion rate of $0.00035 per share pursuant to a court ordered judgment under Rule 3(a)(10). Please explain why the judgments payable are recorded on the Balance Sheet using the market value of the shares rather than the conversion price.

Response

We acknowledge your comment and have amended Note 3 on page F-9, in accordance with ASC 470, as follows:

As indicated above, this is not convertible obligation. It is merely a nonmonetary obligation to issue a fixed number of shares; it is immutable. The Judgments Payable is presented at fair value, rather than the remaining balance of the historical cost of the Judgment.

Note 4 - Fair Value of Financial Instruments, page F-10.

Registration Statement on Form 10, File No. 000-56440
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20. Please revise to include all required disclosures including significant assumptions for level 3 fair value measurements, particularly related to the judgements payable. Refer to ASC 820-10-50. In addition, please explain the nature of the ‘intellectual properties’ that you disclose are considered Level 3 inputs and explain to us where this is recorded in your financial statements.

Response

Respectfully, the reference to intellectual properties was a typo that we’ve corrected to reference the Convertible Judgments Payable, and we have amended Note 4 of the Footnotes to the Financial Statements as follows:

The fair value of our judgments payable is based on the fair market value of the underlying shares that are to be used to settle the judgments, and are considered Level 3 inputs as defined by ASC Topic 820-10-35. The change in fair value from period to period resulted in a loss on mark-to-market fair value adjustment of $12,060,463 and $2,883,040 for the years ended July 31, 2021 and 2020, respectively. When the shares are issued and thus an in-kind payment made, liability and the liability reduction are measured at that time, which is a function of the fair market value of the property conveyed – the number of shares issued times the then price per share. Since the liability is for a fixed number of shares, if the price per share increases, the dollar amount ascribed to the liability would increase and if the share price decreases, the dollar amount ascribed to the liability would decrease.

Notes to Consolidated Financial Statements

Note 9 Commitments and Contingencies, page F-12.

21. We note your disclosure in this section of the capital commitment from Epidemiologic Solutions Corp. as well as cash contributions from Securities Counselors, inc. Please discuss this commitment and these contributions in the Business section. Describe any arrangements with these groups, your relationship with these entities, and any other relevant information related to these contributions.

Response

We acknowledge your comment and have amended the Business section on page 3 as follows:

Registration Statement on Form 10, File No. 000-56440
Page 12 of 14

The Company’s research and development activities, along with most of the Company’s operations, have substantially been funded by, Epidemiologic Solutions Corporation, some of which payments were transmitted by Securities Counselors, Inc. on behalf of Epidemiologic Solutions Corporation (“ESC”), as a charitable organization recently approved by the Internal Revenue Service and qualified under Internal Revenue Code section 501(c)(3). ESC has provided the Company a $2,000,000 funding commitment to finance the Company’s research and development endeavors. As of July 31, 2021, $709,465 had been paid on this commitment, beginning with the first payment of $21,782 on, or about, August 31, 2020, as presented as Contributed Capital within the Statement of Stockholders Equity (Deficit). The charitable organization is committed to monthly payments of $50,000 pursuant to its sponsored research agreement with Arizona State University. It has also funded additional collateral payments for supplies and for the Company’s operating expenses. The Company’s relationship to ESC is that of a donor-donee, consistent with the provisions of Internal Revenue Code Section 501(c)(3).

Notes to Consolidated Financial Statements

Note 9 - Commitments and Contingencies, page F-15.

22. Please disclose your obligations under the sponsored research agreement with Arizona State University.

Response

We acknowledge your comment and have amended Note 9 on page F-15 as follows:

The Company performs research and development on its extracorporeal technological method of treating many disease states, including Alzheimer’s Disease, PTSD, Parkinson’s Disease, epilepsy and other neurodegenerative diseases, sepsis, meningitis and pandemics. A significant portion of these research and development activities are outsourced to Arizona State University (ASU) pursuant to an Industry Sponsored Research Agreement, which the Company and ASU entered into on September 1, 2020 (Research Agreement). The Research Agreement, which terminates on November 30, 2022, calls for monthly payments of $50,000, not to exceed $1,371,782. As of July 31, 2021, the Company has paid an aggregate $521,782, leaving $850,000 owed on the agreement.

The Company’s research and development activities, along with most of the Company’s operations, have substantially been funded by, Epidemiologic Solutions Corporation (“ESC”), some of which payments were made on its behalf by its counsel. ESC is a charitable organization recently approved by the Internal Revenue Service and. qualified under Internal Revenue Code section 501(c)(3). ESC has provided the Company a $2,000,000 funding commitment to finance the Company’s research and development endeavors. As of July 31, 2021, $571,782 had been paid on this commitment, beginning with the first payment of $21,782 on, or about, August 31, 2020, as presented as Contributed Capital within the Statement of Stockholders Equity (Deficit). The charitable organization is committed to monthly payments of $50,000 pursuant to its sponsored research agreement with Arizona State University. In addition, between March 1 and July 1, 2021, $100,000 was paid by ESC to GreenbioAZ, an affiliate of Arizona State University, in pursuit of the Company’s research efforts. Those payments apply against the $2,000,000 funding commitment of ESC but is not applied against the $1,371782 due to Arizona State University.

Registration Statement on Form 10, File No. 000-56440
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General

23. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response

See attached collection of presentations that may be called for under this SEC Comment 23. Since receiving the commitment from Epidemiologic Solutions Corporation (“ESC”), the Company has not sought capital investors. However, it has responded to the occasional investor inquiry with the attached presentations. These presentations were more commonly used for pharmaceutical company presentations in pursuit of relationship(s) with a research facility.

We acknowledge that the Company and its management are responsible for the accuracy and adequacy of our disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Upon completion of the review of this Amendment No. 1 to the Form 10, we trust all comments will have been satisfied and you can advise us that the Company’s Offering Statement can be declared effective/qualified at a mutually convenient time, hopefully in August 2022. We are prepared to file a Rule 461 Request for Acceleration to coordinate such date of effectiveness as soon as that would be productive.

Thank you for your assistance and prompt review of these Form 10 materials as originally filed May 11 and prospectively this Amendment to the Form 10.

Should you have any questions during the course of your review, please let me know.

Very truly yours,

Willliam Hartman. Chief Executive Officer
William Hartman, Chief Financial Officer
Halberd Corporation

Registration Statement on Form 10, File No. 000-56440
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